December 2, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958

Dear Mr. Rosenberg:
This letter is in response to your November 17, 2014 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Before answering the Staff’s specific comments, we would like to provide perspective. Upon restating the third quarter 2012 Form 10-Q in February, 2013 due to an error we detected in our original gain/loss calculation, we had full knowledge of the final accounting impacts of the sale of the individual life business by reinsurance since the transaction closed on January 2, 2013 and we knew that the transaction resulted in a loss on sale of $533 million. The goodwill impairment and premium deficiency in the third quarter of 2012 were triggered by the agreement to sell the business.  This transaction was the subject of an SEC comment letter received in the spring of 2013 related to our 2012 Form 10-K and we addressed specific questions about the goodwill impairment at that time.
We accounted for both the retirement plans transaction and the individual life transaction as the disposition of a business by reinsurance. Given we had a loss on disposition for the individual life business, we had a triggering event under ASC 350-20-35-30, Intangibles-Goodwill and Other, Goodwill, Subsequent Measurement, which requires testing goodwill for impairment “between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” Based on the loss resulting from the individual life transaction, we concluded that we would not be able to recover $342 million of goodwill. Apart from the goodwill, there were no other long-lived assets to consider for impairment as we were not transferring fixed assets or other long-lived assets as part of the deal.
Under insurance accounting, absent a transaction, deferred acquisition costs and present value of future profits (DAC and PVFP) were recoverable based on estimated gross profits. However, we realized that not only did the likelihood of a sale trigger the need to assess the individual life segment’s goodwill for impairment, it also required us to reconsider the assumptions used in the premium deficiency calculation under ASC 944-60-25-7, Financial Services-Insurance, Premium Deficiency and Loss Recognition, Recognition. That guidance indicates that when quantifying the premium deficiency, a company should consider cash flows from the business using revised assumptions regarding investment yields, mortality, etc. With the sale of the business, the financial terms of the reinsurance transaction (i.e. ceding commission) were such that the business which had previously been estimated to produce profits now resulted in a loss. We also considered the guidance in ASC 450, Liabilities, Contingencies, which was consistent with the premium deficiency accrual we recorded. As noted at ASC 450-20-55-17A, Liabilities, Contingencies, Loss Contingencies, Implementation Guidance and Illustrations, Net Loss on Insurance Policies, “This Subtopic does not prohibit (and, in fact, requires) accrual of a net loss (that is, a loss in excess of deferred premiums) that probably will be incurred on insurance policies that are in force, provided that the loss can be reasonably estimated.”

Staff Comment:
Notes to Consolidated Financial Statements
Note 2. Business Dispositions, page F-20
Please refer to your response to prior comment one. Address the following:

1.
Restate your consolidated statements of income to classify the $342 million goodwill impairment recorded in 2012 in the line item “Goodwill impairment” and to classify the $191 million loss accrual for premium deficiency in the line item “Amortization of deferred policy acquisition costs and present value of future profits” or “Benefits, losses and loss adjustment expenses,” as appropriate. Presenting these amounts on the same line as your 2013 reinsurance loss and describing the goodwill impairment as a “reduction” therein does not appear appropriate given that the reinsurance transaction occurred in 2013 while the impairment and premium deficiency occurred in 2012, and a reduction of goodwill does not adequately describe it as an impairment.

Company Response:
For the 2014 Form 10-K, the Company will revise the description of the reinsurance loss on disposition prospectively to say “Reinsurance loss on disposition in 2013, goodwill impairment of $342 in 2012 and premium deficiency of $191 in 2012”. We believe this presentation, to identify the goodwill impairment within the line item caption on the face of the income statement, complies with the disclosure requirements of ASC 350-20-45-2, Intangibles-Goodwill and Other, Goodwill, Other Presentation Matters, because it will be separately indicated and considering the materiality of the $342 million amount which is 1% of the total $26.7 billion of expenses. The following explanation further supports our view to report both the goodwill impairment and the premium deficiency on one line with adequate explanation in the caption to indicate what is included in the one line.
The Company had changed the caption in the 2013 10-K from “impairment” to “reduction” to encompass the retirement plans business goodwill that was eliminated on disposition but that was not a goodwill impairment. In Notes 2 and 9 of the 2013 Form 10-K, we indicate that we recorded an impairment of $342 million.
While we understand the requirement under ASC 350-20-45-2 is “The aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement”, the Company believes it is more transparent to the users of the financial statements to include the $533 million loss on one line of the statement of income to show the total loss relating to the transaction and to indicate the amount of goodwill impairment and premium deficiency in the caption. Furthermore, in our 2014 10-K, the specific goodwill impairment line item will not be presented as 2011 will no longer be shown. We also confirm that other than the goodwill impairment on this line item in 2011, there are no other goodwill impairments or premium deficiencies.
With respect to the Staff’s direction to report the $191 million in “Amortization of deferred policy acquisition costs and present value of future profits” or “Benefits, losses and loss adjustment expenses,” as appropriate, we believe it is more representationally faithful to the users of the financial statements to report the amount related to the transaction on the loss on reinsurance line of the statement of income. We acknowledge that the requirement under ASC 944-60-25-8, Financial Services-Insurance, Premium Deficiency and Loss Recognition, Recognition, indicates “The premium deficiency shall be recognized by a charge to income and either of the following: a.  A reduction of unamortized acquisition costs; [or] b.  An increase in the liability for future policy benefits.” However, we recorded the premium deficiency in other liabilities since, as discussed further in our response to comment 2, absent the transaction, there would be neither a reduction to DAC and PVFP nor an increase in insurance liabilities. We also note that had we included the charge in another line, the amount of the loss would not have been transparent to a user of the financial statements. Had the premium deficiency been included in “Benefits, losses and loss adjustment expenses”, it would have been immaterial (about 1%) to the total of $13.2 billion in that caption.
We also observed practice by life insurance entities disposing of businesses by reinsurance to report reinsurance gains as other revenues and report reinsurance losses as a separate income statement line called “loss on disposition of operations” and not within insurance contract accounting income statement lines.
Furthermore, we note guidance from Staff Accounting Bulletin 11B, Miscellaneous Disclosure, Depreciation and Depletion Excluded from Cost of Sales, which provides a company can split out depreciation expense from cost of sales provided they make it clear in the caption and do not present any subtotal captions (for example, gross margin) that excludes the depreciation amount. Similarly in our fact pattern, we did not include any subtotal amounts for expenses without the goodwill impairment or premium deficiency and will make the amount of impairment and premium deficiency clear in the caption that includes the reinsurance loss.

2.
Regarding the $191 million loss accrual for premium deficiency recorded in 2012, you indicate, on page three of your response, that the loss for the reinsurance premium deficiency recognized in the third quarter of 2012 represents the difference between the assets to be received and the sum of the DAC, other insurance contract-related balances, and ceded reserves. You further indicate on page 4 of your response that you accrued the premium deficiency in 2012, under ASC 450-20-25-2. Tell us the basis for your accounting treatment including:

•	Why you refer to it as a premium deficiency recorded under ASC 450-20-25-2; and

•
How you considered the guidance in ASC 944-60 and your conclusion as to whether or not to record premium deficiency following that guidance. Also in this regard, tell us why you did not record the apparent additional $1.3 billion loss on reinsurance recoverable shown in the table on page 2 of your response in determining the premium deficiency at September 30 and December 31, 2012.

Company Response:
As noted above, the likelihood of a sale triggered the need to reconsider the assumptions used in the premium deficiency calculation under ASC 944-60-25-7. That guidance indicates “actual experience with respect to investment yields, mortality, morbidity, terminations, or expenses may indicate that existing contract liabilities, together with the present value of future gross premiums, will not be sufficient to do both of the following: a.  Cover the present value of future benefits to be paid to or on behalf of policyholders and settlement and maintenance costs relating to a block of long-duration contracts [and] b.  Recover unamortized acquisition costs.” With the sale of the business, the financial terms of the reinsurance transaction (i.e. ceding commission in place of future net cash flows of the business) resulted in a premium deficiency.
We referenced the guidance within ASC 450 because it is consistent with the premium deficiency accrual we booked under ASC 944-60. Paragraph 17A of ASC 450-20-55 requires “accrual of a net loss (that is, a loss in excess of deferred premiums) that probably will be incurred on insurance policies that are in force, provided that the loss can be reasonably estimated.”
Under insurance accounting, absent a transaction, DAC and PVFP were recoverable based on estimated gross profits at 9/30/12 and 12/31/12. On a quarterly basis, as disclosed in Note 1 to the Form 10-K, the Company tests the aggregate recoverability of DAC by comparing the DAC balance to the present value of estimated gross profits. Absent the reinsurance transaction, the present value of estimated gross profits exceeded the present value of capitalized acquisition costs at 9/30/12 and 12/31/12. The Company’s practice is consistent with the guidance in paragraph 9.87 of the 8/1/14 Audit and Accounting Guide for Life and Health Insurance Entities which states “In practice, the recoverability test for universal life type-contracts is sometimes satisfied by demonstrating that the present value of estimated gross profits equals or exceeds the present value of capitalized acquisition costs.”
Estimated gross profits as defined at ASC 944-30-35-5, Financial Services-Insurance, Acquisition Costs, Subsequent Measurement, include “amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances” which include investment yields of the investments that produced realized gains upon their transfer at fair value at the closing of the reinsurance transaction. The $1.3 billion reinsurance loss relating to the individual life and retirement plans businesses recorded in the first quarter of 2013 was reflective of the market value of assets transferred in excess of amortized cost and was appropriately recorded in the first quarter of 2013 when the assets were transferred. It was not reflective of a change in the assumption of the investment income to be earned or the interest to be credited to policyholders and therefore is not indicative of a premium deficiency.
It is also helpful to note that the transaction was structured such that the amount of assets transferred would be the statutory accounting value of assets (substantially amortized cost) equal to the insurance liabilities. We performed a premium deficiency test for individual life based on a review of the cash flows as of 9/30/12. The premium deficiency test included assumptions about investment yields. The fact that the market value of the portfolio was higher than amortized cost was indicative that the investment yields (e.g. stated coupon rate of bonds) was higher than current market interest rates. Absent the transaction with Prudential, those investment yields (e.g. stated coupon rate) and other cash inflows such as projected future premiums were sufficient to cover the expected cash flows to policyholders, including credited interest returns. Thus there was no premium deficiency at 9/30/12 and 12/31/12 apart from the effects of the transaction.

Upon transfer of the investment portfolio to Prudential at closing, we first recorded realized capital gains arising from the transfer of the assets which resulted in a reinsurance receivable equal to the fair value of the assets transferred. ASC 944-605-25-23, Financial Services-Insurance, Revenue Recognition, Recognition, provides “If the amounts paid for retroactive reinsurance….exceed the recorded liabilities relating to the underlying reinsured …..contracts, the ceding entity shall increase the related liabilities or reduce the reinsurance receivable or both at the time the reinsurance contract is entered into, so that the excess is charged to earnings.” We then immediately reduced the reinsurance receivable to equal the amount of ceded reserves under the retroactive reinsurance agreement so that it represented the amount recoverable pursuant ASC 944-605-25-23. We did not increase the related liabilities because the liability reserves were not deficient. Therefore, the loss on reinsurance recoverable was triggered by the transfer of assets to Prudential at closing in January 2013. ASC 944-605-25-23 requires this charge to earnings be “at the time the reinsurance contract is entered into” which was at closing in January 2013.
In the third and fourth quarter of 2012, we also performed a goodwill impairment test and premium deficiency test of the retirement plans business. Upon that review, cash inflows were sufficient to cover expected cash outflows and there was no premium deficiency at either date for the retirement plans business. In addition, for the retirement plans business, the financial terms of the reinsurance transaction (i.e. ceding commission in place of future net cash flows of the business) were sufficient to recover the carrying value of the goodwill and did not result in a premium deficiency.

3.
Provide us an analysis under GAAP of your accounting for the $115 million in transaction costs. It appears that you included these costs in your determination of the $191 premium deficiency which had the effect of recording the transaction costs in 2012 rather than in 2013 when they presumably were incurred.

Company Response:
The Company incurred $115 million in transaction costs. Of this amount, $50 million related to the retirement plans business and was recorded in 2013. The remaining $65 million related to the individual life business. The likely sale of the individual life business triggered the need to reassess the assumptions used in the premium deficiency test under ASC 944-60-25-7. Accordingly, the revised cash flows used in the third quarter 2012 premium deficiency test took into consideration the reinsurance transaction which included the need to incur transaction costs.

4.
Revise the line item description in your consolidated statements of income “net realized capital gains on business dispositions” to more accurately describe these gains as being due to investments transferred at fair value in the reinsurance transaction.

Company Response:
For the 2014 Form 10-K, the Company will revise the description to be “Net realized capital gains on investments transferred at fair value in business disposition by reinsurance.”

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Beth A. Bombara, Executive Vice President and Chief Financial Officer